EXHIBIT 99.4

G Asset Management, LLC 546 Fifth Avenue – 14th Floor New York, NY 10036 (646) 840-5417

February 17, 2012

Members of the Board of Directors

Barnes & Noble, Inc.

P.O. Box 111

Lyndhurst, NJ 07071

Dear Members of the Board of Directors:

We are writing to reiterate our belief that taking strategic action to spin-off the Nook business would create substantial value for shareholders. We have communicated previously with you and with Chairman Riggio on this subject (our letters of April 5, 2011 and November 16, 2011 are attached).

We believe BKS should take strategic action as soon as practicable to unlock the value of the NOOK business and BKS as a whole. As shown in the attached summary of our analysis, we believe that very substantial shareholder value could be created by moving forward and executing a spinoff of the NOOK business. Furthermore, we believe that a spinoff by way of a rights offering in which each BKS shareholder would receive rights to exchange a proportion of their BKS shares for NOOK shares could create meaningful upside for both the NOOK and the parent firm.

While we were pleased to see the Company announce on January 5 of this year that it had decided “to pursue strategic exploratory work to separate the NOOK business,” we are concerned that there is no timetable for review and that the Company has said that it may decide not to take any action. We believe that BKS both can and should act without delay to reduce the risk that changes in technology and/or a reduction in current favorable high growth tech company valuations may occur. There is no assurance the same opportunity will be present down the line.

We are encouraged by management’s ability to improve results in a challenging industry environment and its ability to adapt and find new opportunities for growth. We have great confidence in the Board’s ability to take the steps needed to unlock the value of the NOOK business. Our attached November 16 letter notes the track record in successful spin-offs of Mr. Riggio and Dr. Malone’s Liberty Media.

We look forward to the Board’s consideration of this analysis and the taking of appropriate action as soon as practicable.

Regards,

/s/

Michael Glickstein

President

G Asset Management, LLC

(646) 840-5417 (Office)

michael.glickstein@gassetmgmt.com

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G Asset Management, LLC 546 Fifth Avenue – 14th Floor New York, NY 10036 (646) 840-5417

Enclosures:

1. BKS Analysis Summary

2. G Asset Management April 5, 2011 letter to Chairman Leonard Riggio

3. G Asset Management November 16, 2011 letter to Board of Directors

CC: Members of the Board of Directors

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G Asset Management, LLC | 546 Fifth Avenue (45 th ) | 14 th Floor | New York, New York, NY 10036 | (646) 840 - 5418 | info@gassetmgmt.com Barnes & Noble

The analyses and conclusions of G Asset Management, LLC and/or its affiliates contained in this presentation are based on publicly available information and have been developed independently of the companies discussed and of other third parties . G Asset Management and/or its affiliates recognizes that there may be confidential information in the possession of the companies discussed in the presentation that could lead these companies to disagree with G Asset Management ’ s and/or its affiliates conclusions . This presentation and the information contained herein is not a recommendation or solicitation to buy or sell any securities . The analyses provided may include certain statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies, access to capital markets and the values of assets and liabilities . Such statements, estimates, and projections reflect various assumptions by G Asset Management and/or its affiliates concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes . No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein . Actual results may vary materially from the estimates and projected results contained herein . Funds managed by G Asset Management and/or its affiliates have invested in common stock of Barnes & Noble, Inc . ( “ BKS ” ) and/or related securities . G Asset Management and/or its affiliates manages fund/s that are in the business of trading – buying and selling – securities and financial instruments . It is possible that there will be developments in the future that cause G Asset Management and/or its affiliates to change its position regarding BKS . G Asset Management and/or its affiliates may buy, sell, cover or otherwise change the form of its investment in BKS for any reason and at any time . G Asset Management and/or its affiliates hereby disclaim any duty to provide any updates or changes to the analyses contained here including, without limitation, the manner or type of any G Asset Management and/or its affiliates investment . Disclaimer 2

Barnes & Noble Overview

Company Description

Barnes & Noble, Inc. (NYSE: BKS) operates as a content, commerce, and technology company, and provides access to books, magazines, newspapers, and other content through its multi-channel distribution platform:

B&N Retail

This segment includes 703 bookstores as of October 29, 2011, primarily under the Barnes & Noble Booksellers trade name.

B&N College

This segment includes 637 stores as of October 29, 2011 that are primarily school-owned stores operated under contract by B&N College.

B&N.com

This segment includes the Company's online business, eCommerce site, eBookstore and digital newsstand. Additionally, this segment includes the development and support of the Company's NOOK product offering.

Overview Statistics[1]

Stock Price	$13.06
Shares Outstanding(Diluted)[2]	60.2M
Market Capital	$758.3M
Enterprise Value	$1.16B
Price/Sales	0.11x
Price/Book	1.01x
Enterprise Value/Revenue	0.17x
Enterprise Value/EBITDA	6.33x
Beta	0.98
Total Cash	$23.6M
Total Debt	$424.9M
Book Value Per Share	$13.27
Short as % of Float	60.3%

Recent Volatility Creates an Opportunity

2/1/2011 – 1/20/12



$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Liberty Media made offer at $17 per share
Indigo Books sells e-reader business at a multiple that suggests NOOK is worth in excess of $3 billion[3]
Earnings miss and elimination of the dividend as BKS transitions to a growth company
Liberty Media convertible preferred shares are issued, with a $17 conversion price
Announcement of lowered revenue and earnings guidance and exploration of strategic alternatives for NOOK

FY 2012E Sales[4]

Only 20% of revenue is from technology but we estimate that almost 70% of the value comes from this business in our sum-of-the-parts analysis



19.6%
22.9%
57.6%
Retail
College
NOOK

1. As of 2/12/2012
2. BKS FY2011 Q2 10Q, does not include Liberty Media's convertible preferred equity, convertible into 12M common shares
3. Indigo Books and Music sold its Kobo e-reader to Japanese media company Rakuten for $315M in Nov. 2011, a P/S multiple of 3.5x based on trailing FY2011 Kobo sales (Source: Indigo Books Annual Report FY2011, Indigo Book Press Release 11/8/12).
4. G Asset Management estimates.

Source: BKS 2011 10K, CNET, Indigo Books Annual Report FY2011, Indigo Book Press Release 11/8/12, Yahoo Finance and G Asset Management estimates

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Strategic Options to Unlock Value We believe that BKS in its current form represents a valuation blind spot for investors. Negative sentiment from the media, t he sell - side and the short sellers create an enormous disconnect between price and value. We believe massive upside exists and could be realized if strategic options are taken to force the market to value the BKS businesses separately. In millions • Break - Up Value: A sum - of - the - parts analysis suggests that the firm could be worth $71 2 per share, or 450% greater than its current market capitalization, if the market were forced to value the businesses separately. • Rights Offering to Unlock Value: We believe a rights offering that effects a spin - off of the NOOK to current BKS shareholders is the most powerful way to unlock value. This is an action the Board can move forward with now. Our base case suggests 800% ($116 per share) upside for shareholders who convert to the NOOK and over 230% ($42 per share) upside for those who choose to stay in the traditional Retail and College businesses. 3 • Key Players : We believe the four well - known investors (Riggio, Burkle, Malone, and Tisch) who own significant positions in BKS recognize the substantial upside and limited downside for the shares. • We are recommending a rights offering, similar to John Malone ’ s previous spin - off of Liberty Media from Telecommunications, Inc ( “ TCI ” ) in 1990, a transaction where Malone ’ s interest in Liberty increased from $50M to $500M in two years, making him and the investors that did their homework 10x their money over a two - year period. 1. Closing price of $13.06 as of 2/12/12 2. Our base case scenario: NOOK valued based on a 3.5x trailing price to sales multiple for the Kobo (Source: Indigo Books Annua l R eport FY2011, Indigo Book Press Release 11/8/12), applied to $880M of trailing NOOK sales including content and hardware; Retail and College valued at a 4.4x EV/EBITDA forward multiple, based on projected FY20 12E EBITDA. We attributed an equal amount of preferred equity and net debt to each segment, based on 60.2M shares outstanding as of last 10 - Q (12/8/11). For simplicity, assumes the Liberty Preferred Equity is no t converted, if Liberty converts, BKS is worth $62, an upside of 375% 3. Assumes 50% of rights are exercised, and both BKS parent and NOOK trade to our base case valuation, see “ Rights Offering ” section for additional details, assumes Liberty does not convert Source: Yahoo Finance, BKS 2Q FY2011, and G Asset Management estimates. Unlocking Value: Valuing the Businesses Independently TCI/Liberty Case Study Supports Rights Offering NOOK College Retail Total Market Cap (2/12/12) 2 4 Assuming a conservative mature retailer multiple applied to college and retail of 3x EV/EBITDA, an investor would be getting the NOOK business for free at current valuation levels. 1

A rights offering to spin-off the NOOK business is an actionable way to achieve extreme upside at this time.

We believe NOOK investors would make 9x their equity, or over $116 per share and investors who choose the profitable parent company could make 3.3x their equity, or over $42 per share, in our base case.

Base Case *In 000's, except per share*	**NOOK**	**BKS Parent**
% of Shareholders Who Exercise Rights	50%	
Value at Spin Off:		
Value Assigned to Nook at Rights Offering	$2,345,881	
Less: NOOK Preferred Equity	($1,172,940)	
Nook Common Equity	**$1,172,940**	
Estimated Market Valuation:		
Projected Market Value of Independent Nook	$2,932,351	
Less: NOOK Preferred Equity	($1,172,940)	$1,172,940
Nook Common Equity	$1,759,410	
Retail & College Common Equity		$1,384,405
Projected Equity Value	$1,759,410	$2,557,345
Equity Multiple	9.0x	3.3x
Share Price Equivalent	$116.95	$42.50

Rights Offering – Proposal - Base Case

- Each BKS shareholder would receive 1 NOOK right for every 10 shares of BKS they own, and each right would allow the shareholder to trade 5 BKS shares for 1 NOOK share – a structure similar to John Malone's TCI / Liberty rights offering.
- For simplicity, assumes Liberty Media convertible preferred is not converted.
- In our base case scenario, we assume 50% of current shareholders exercise their rights to convert shares to the NOOK and 50% stay with the Retail and College book store (parent) business. Any common stock that is not sold in the rights offering is replaced by preferred stock owned by the BKS parent. The preferred stock carries an interest rate of 5%, but no cash payments are required for the first 15 years.
- We assume the NOOK valuation is at $2.35B, a 20% discount to the $2.9B base case valuation using the Kobo valuation on trailing numbers of 3.5x P/S on $880M of trailing NOOK sales, and that the NOOK trades to the base case valuation of $2.9B.
- In this scenario, NOOK investors that exercise would make 9.0x their money and have an equivalent $116 per share of value, assuming the debt is split evenly among the three businesses.
- We assume that Investors who stay with BKS would achieve our base case valuation of ~$42 per share (3.3x equity multiple) or ~$23 per share if the NOOK preferred equity is assumed to have no value.

Source: Yahoo Finance, BKS 2Q FY2011, and G Asset Management estimates.

Risks and Mitigants Risks Mitigants Management takes no action to unlock NOOK ’ s value; public markets and strategic buyers lower the multiples they are willing to pay for high growth technology firms • Communication by shareholders to BKS of embedded value in the NOOK and the rights offering as a controllable means to taking strategic action at this time. • Take action to unlock value in the near - term. The Retail business is not viable due to continued decline of traditional book sales and the substantial fixed costs to operate the stores • Decrease in competition from Borders and independent bookstores will allow BKS to grow market share and reduce rent expenses. • Growth in non - traditional segments such as toys and games, which grew 30% over the recent holiday period, on top of a 48% increase last year. 1 Competition in the in e - book market • Leveraging relationships with publishers concerned about Amazon ’ s control of the e - book market. • Spending now to grab market share and create “ sticky ” customers that provide high growth and profitable content revenue streams. BKS has a negative margin on their hardware sales • BKS has improved margins on NOOK hardware through creating efficiencies in its supply chain. • We estimate positive gross margins on hardware next year. BKS continues to have negative earnings due to the significant investment in marketing and sales to build NOOK market share • Get credit for these investments by allowing analysts, investors, and strategic acquirers who value revenue growth to value the NOOK separately, rather than retail analysts focused on cash flow and EBITDA. Company runs out of capital to finance the NOOK business • BKS has the ability to borrow up to $700M more on its current $1B line of credit. 2 • A separate NOOK business could tap the public debt and equity capital markets to raise funds to continue investment. Possible difficulty for top holders with strong opinions to agree on a value - creating proposal • A rights offering that would allow investors to choose which sector they wanted to own. • Increase in independent board members as a result of the Liberty transaction has positive corporate governance implications. 6 1. BKS Press Release, 1/5/12 2. BKS 2Q FY 2011 10Q Source: Research, BKS Press Release and G Asset Management estimates.

Base Case (USD in million) FY2011 FY2012(E) FY2013(E) Sales 4,364 4,364 4,364 % y/y growth 0% 0% Cost of sales & occupancy 3,030 3,055 3,055 Less: Decrease in Occ. Costs 0 11 20 Gross profit 1,334 1,320 1,329 Gross profit as % of sales 30.6% 30.3% 30.5% Selling & administrative expenses 1,066 1,044 1,044 EBITDA 268 276 285 % y/y growth 3% 3% Depreciation & amortization 159 160 160 EBIT 109 116 125 Net Intrest Expense 12 12 12 Pretax Income 97 104 113 Taxes 38 41 44 Net Income 59 63 68 EPS $0.10 $0.11 $0.11 % y/y growth 7% 8% Valuation EV/EBITDA Multiple 4.4x 4.4x 4.4x Enterprise Value 1,179 1,216 1,253 Enterprise Value Per Share $19.60 $20.20 $20.83 Less: Share of Debt 148 148 148 Implied Equity Value 1,032 1,068 1,106 Implied Share Price $17.14 $17.75 $18.37 We estimate the retail business is worth $18 per share if valued on a standalone basis, in our base case. Source: BKS 10K (6/29/11), Goldman Sachs report and G Asset Management estimates. BKS ’ s investment in the NOOK business has overshadowed the increase in profitability of the retail business . Applying a 4 . 4 x multiple to our FY 2012 EBITDA estimates supports a value of $ 18 per share (assuming an equal distribution of net debt among the three segments) for the retail business alone (refer to Slide 11 for valuation assumptions) . Scenario Analysis (USD Millions) Bear Bull 2012E EBITDA $239 $306 Multiple 2.9x 5.9x Enterprise Value $693 $1,805 Enterprise Value Per Share $11.51 $30.00 Less: Debt 148 148 Implied Equity Value $545 $1,658 Implied BKS Stock Price $9.06 $27.55 7

We estimate the College Bookstore is conservatively worth $470M[1], but could potentially be worth double in an upside scenario due to the rapidly growing textbook rental market. The e-text book market could represent another upside surprise a couple of years out.

The College Bookstore has meaningful growth prospects as college campus-run bookstores look to outsource their operations, requiring a vendor with an integrated platform including traditional retail, textbook rental and digital content, leaving BKS well positioned to gain market share *(refer to Slide 11 for valuation assumptions)*.

Base Case (USD in million)	FY2011	FY2012(E)	FY2013(E)
Sales	1,750	1,750	1,750
% y/y growth		*0%*	*0%*
Cost of sales & occupancy	1,392	1,370	1,370
Gross profit	**358**	**380**	**380**
Gross profit as % of sales	*20.5%*	*21.7%*	*21.7%*
Selling & administrative expenses	264	263	263
EBITDA	**94**	**117**	**117**
% y/y growth		*24%*	*0%*
Depreciation & amortization	43	43	43
EBIT	**51**	**74**	**74**
Net Interest Expense	12	12	12
Pretax Income	**40**	**62**	**62**
Taxes	16	24	24
Net Income	**24**	**37**	**37**
EPS	*$0.04*	*$0.06*	*$0.06*
% y/y growth		*56%*	*0%*
Valuation			
EV/EBITDA Multiple	4.0x	4.0x	4.0x
Enterprise Value	377	468	468
Enterprise Value Per Share	$6.27	$7.78	$7.78
Less: Share of Debt	148	148	148
Implied Equity Value	230	320	320
Implied Share Price	**$3.81**	**$5.32**	**$5.32**

Scenario Analysis (USD in million)	Bear	Bull
2012E EBITDA	$117	$125
Multiple	2.9x	5.9x
Enterprise Value	$339	$735
Enterprise Value Per Share	$5.64	$12.22
Less: Debt	148	148
Implied Equity Value	$192	$587
Implied BKS Stock Price	**$3.18**	**$9.76**

Chegg.com, a private textbook rental company, has been valued at 4.8x P/S. If 10% of College Bookstores revenue came from rentals, at the Chegg valuation BKS college rentals could alone be worth over $800M or ~$14 per share.[2]

1. Estimated and projected value of College business before adjusting for proportionate share of the BKS debt
2. Source: Techcrunch.com

Source: BKS 10K (6/29/11), Goldman Sachs report and G Asset Management estimates.

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Based on historical transactions 1 , the NOOK business could be worth ~$2.9B ($49 per share), and potentially up to $9.4B ($156 per share) when valued at the same multiple as high growth technology companies. Bull Case High Growth Company 5 FY 2012E Forward P/S Multiple 6 Z illow 7.9x LinkedIn 8.5x Pandora 4.7x Zynga 4.3x High - Growth Average 6.35x Projected FY 2012 Sales $1,500 Multiple 6.35x Value of NOOK Segment $9,550 Per Share $158.60 Less: Debt 7 $149 Equity Value of NOOK Segment 9,401 Per Share $156.23 Base Case Kobo Transaction FY 2011 Trailing P/S Multiple 1 Kobo Sale to Rakutan - Nov. 2011 3.5x Trailing FY 2011 Sales $880 Multiple 3.5x Value of NOOK Segment $3,080 Per Share $51.18 Less: Debt 7 $149 Equity Value of NOOK Segment $2,931 Per Share $48.73 Bear Case Mature Tech Company FY 2012E Forward P/S Multiple 4 Amazon 1.3x Microsoft 3.2x Research In Motion 0.5x Dell 0.5x Mature Average 1.4x Projected FY 2012 Sales $1,500 Multiple 1.4x Value of NOOK Segment $2,100 Per Share $34.90 Less: Debt 7 $149 Equity Value of NOOK Segment 1,951 Per Share $32.44 Even in the highly conservative case, where only FY 2012 NOOK content revenue of $450M (FY 2011) is valued at the Kobo multiple of 3.5x, the business is still worth $1.5B or nearly twice the entire market cap of the current company. Content revenue is growing over 100%, and has higher expected growth than our high tech company comparables, a group that is also not being valued on near - term profitability, in our view. 3 9 1. Indigo Books and Music sold its Kobo e - reader to Japanese media company Rakutan for $315M in Nov. 2011, a P/S multiple of 3.5x based on trailing FY2011 Kobo sales of $90M 2. Based on Company reports and G Asset Management estimates. 3. BKS Press release 1/5/12 4. Forward Sales consensus estimates. Pricing from Yahoo Finance as of 1/30/12. 5. Consensus forward revenue growth projections (Zillow 50.8%, Linkedin 45.1%, Pandora 51.9%, Zynga 23.5%). Source: Yahoo finance. 6. Forward Sales consensus estimates. Pricing from Yahoo Finance as of 11/30/11 7. Proportional share of debt and preferred equity, assumes convertible preferred is not converted Source: BKS 10K (6/29/11), BKS Press Release 1/5/12, Indigo Press release 11/8/11, Yahoo finance, 247wallst.com, seekingalpha.com , Forbes.com , and G Asset Management estimates. Potential strategic acquirers represent a diverse group • Liberty Media could benefit from the hardware and its sticky customer base to distribute content. • Sony could help the Nook expand internationally and access a winning e - reader that it failed to do on its own. • Google might benefit from a retail presence and expansion of it ’ s Android ecosystem. • The New York Times could access the growing tablet and mobile market to foster their presence in the digital space.

Price targets and valuation methodologies of retail analysts suggest substantial value creation from a spin-off of the Nook business.

Sell-side Coverage – Out of 6 selected sell-side analysts, 3 rank BKS a buy and 1 ranks it a sell. The mean price target is $17 per share, or 35% upside from current levels.

Broker	Analyst	Rating	Price Target	Key Points	Valuation Methods
Credit Suisse North America	Gary Balter	Neutral	$10 (1/6/12)	Highlights the bullish argument valuation supporting getting the NOOK business for free, assuming a conservative valuation for the retail and college businesses on a standalone basis.	Price target is 7x FY2013 EBITDA estimate. If BKS does not spin off its NOOK business, they see a stock overvalued based on the current earnings outlook. At $11, shares trade at 7-8x the new EBITDA guidance range, a multiple well above other retailers.
Goldman Sachs & Co.	Matthew J. Fassler	Neutral	$17 (12/18/12)	Although the NOOK has had impressive growth, Amazon can use aggressive pricing due to depth of revenue sources. BKS's NOOK marketing efforts have been positive but they still lack the necessary financial results to give confidence.	Goldman Sachs implies a 3x College and Retail multiple and a 6.5x dotcom multiple to their 2014 EBITDA estimate and uses a 15% discount rate to come up with $15 per share on its sum-of-the-parts analysis and $22 per share on its M&A analysis, while applying 85% weighting to sum-of-parts and 15% weighting to M&A to come up with its 17 price target.
Janney Montgomery Scott LLC	David Strasser	Buy	$20 (1/6/12)	There is significant value in the NOOK which can be unlocked, especially if a larger company acquires that business. As an emerging technology company with a retail investor base . . . the company needs to accelerate the placement of a CFO with a technology background that can better model the business and help articulate the current spending, and its future ROI.	Using a sum-of-the-parts analysis and attaching a 2.5x multiple to retail/college estimated EBITDA of ~$400 million, EV equals the current company value of $1 billion, and the NOOK business is free. They maintain their Buy rating, although the analyst acknowledges that to do so his thesis now adds a valuation/sum-of-parts component.
Maxim Group	John Tinker	Buy	$27 (1/5/12)	CEO Maffei at Citi's conference on 1/4/12 suggested that they thought of the company as separate businesses - digital and the stores. Note Liberty's convertible investment this summer was at $17/share, made after its offer to buy 70% of the company at $17 per share had been turned down.	BKS total potential valuation is $27/share with NOOK at 1x revenues ($22/share), Retail at 2x EBITDA ($6/share), College 2x EBITDA ($3/share) less debt of $250M ($4/share). On a conservative basis, the NOOK alone with $1.5B in e-book and e-reader revenue could be worth $900M at 0.6x revenues, about $13 per share. However, NOOK is growing 70% compared to Dell at 2%. A 1x multiple of revenue would be $1.5B, about, $22 per share. Recent internet IPO's have been trading at revenue multiples up to 8x, suggesting potentially a far higher valuation.
Stifel Nicolaus & Company,Inc.	David A. Schick	Buy	$25 (1/5/12)	The leverage of BKS as an established bookstore chain, necessary to both landlords and publishers, adds value to the company even without the NOOK reflected in the price. Despite the negativity in the book business, gross margins are growing at the same pace at both Home Depot ("HD") and BKS.	$25 target price represents 0.2x FY12 revenue and 5.4x FY13 EV/EBITDA. Their coverage group trades at roughly 7x 2012 EBITDA and 0.8x revenue. They believe revenue is worth considering given transformation from retail to tech. NOOK is worth either: -$400M due to spending, $3.8B based on the Kobo's 2.5x trailing revenue and the NOOK's $1.5B revenue, $1.8b using 2.5x and the NOOK's content revenue alone, -$1.1B using $2B 2017 content estimate and a 1x multiple discounted back to today at 10% WACC, The equal weighted average is $1.6B.
Barclays Capital	Alan M. Rifkin	Underweight	$8 (1/5/12)	Investors need to focus on the core retail business, rather than on assets BKS is trying to unload due to its internal cash being insufficient to fund its digital content.	Base case: 5.1x 2012 EBITDA estimate Upside: 7.5x 2012 EBITDA estimate due to successful e-commerce and material improvement Downside: 4.2x EBITDA estimate due to declining readership and increased competition

Source: Thomson One Analytics and G Asset Management.

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Valuation Assumptions for Retail and College 11 Assumptions: • FY2011 actual results from most recent BKS 10K, FY2012E & FY2013E based on company reports and G Asset Management estimates, share count as of most recent 10Q (12/8/11) • Assumed tax rate of 39%, share of net debt and preferred is split evenly among three business units • Assumes convertible preferred equity is not converted Base Case • 0% sales growth, margins based on historical results and G Asset Management projections, $11M estimated savings from lease renegotiations on expiring leases (15% estimated reduction on expiration) • Valued at a 4.4x EV/EBITDA based on trailing EBITDA, the average EV/EBITDA (trailing) of BAMM and Indigo Books as of 1/30/2012 Bull Case • 2% sales growth, margins based on historical results and G Asset Management projections, $15M estimated savings from lease renegotiations on expiring leases (20% estimated reduction on expiration) • Valued at a 5.9x EV/EBITDA based on trailing EBITDA, the trailing multiple of BAMM as of 1/30/2012 Bear Case • - 2% sales growth, margins based on historical results and G Asset Management projections, no estimated savings from lease renegotiations on expiring leases • Valued at a 2.9x EV/EBITDA based on trailing EBITDA, the trailing multiple of Indigo Books, after removing the revenue and earnings of the Kobo as of 1/30/2012 Retail Assumptions Assumptions: • FY2011 actual results from most recent BKS 10K, FY2012E & FY2013E based on company reports and G Asset Management estimates, share count as of most recent 10Q (12/8/11) • Assumed tax rate of 39%, share of net debt and preferred is split evenly among three business units • Assumes convertible preferred equity is not converted Base Case • 0% sales growth, margins based on historical results and G Asset Management projections • Valued at a trailing 4.0x EV/EBITDA, the multiple BKS purchased the College Bookstore for in 2009 (Source: BKS press release 8/10/2009) • The book store business was purchased in 2009 from Mr.Riggio for $590M (or $430M net of the cash on College Bookstore ’ s balance sheet), which was a 4.0x multiple on trailing EBITDA. Bull Case • 2% sales growth, margins based on historical results and G Asset Management projections • Valued at a 5.9x EV/EBITDA based on trailing EBITDA, the trailing multiple of BAMM as of 1/30/12 Bear Case • 0% sales growth, margins based on historical results and G Asset Management projections • Valued at a 2.9x EV/EBITDA based on trailing EBITDA, the trailing multiple of Indigo Books, after removing the revenue and earnings of the Kobo as of 1/30/12 College Assumptions